UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

MODERN TIMES GROUP MTG AB (publ)
(Name of Issuer)

Class B shares, nominal value SEK 5 per share
(Title of Class of Securities)

SE0000412371
(ISIN Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ISIN No. SE0000412371	13G

1.	NAMES OF REPORTING PERSONS Investment AB Kinnevik (publ)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,384,365 Class B Shares
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 8,384,365 Class B Shares
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,384,365 Class B Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12.	TYPE OF REPORTING PERSON

SCHEDULE 13G

Item 1(a). Name of Issuer:

Modern Times Group MTG AB (publ)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden

Item 2(a). Name of Person Filing:

This Statement is filed on behalf of Investment AB Kinnevik (publ) (“Kinnevik”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

Skeppsbron 18, P.O. Box 2094 , SE-103 13 Stockholm, Sweden

Item 2(c). Citizenship or Place of Organization:

Sweden

Item 2(d). Title of Class of Securities:

Class B shares, nominal value SEK 5 per share (the “Class B Shares”), which became registered pursuant to a Registration Statement on Form 20-F, filed on April 4, 2012,  pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item 2(e). CUSIP Number:

ISIN: SE0000412371

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 8,384,365 Class B Shares, of which 2,363,900 Class B Shares held through Kinneik’s wholly owned subsidiary Emesco AB, identified on Exhibit A hereto.

(b)	Percent of class: 13.8% (based on a total of 60,903,193 Class B Shares outstanding as at 30 September 2012, as reported in the Issuer’s most recent quarterly report)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 8,384,365

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,384,365

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See disclosure in Item 4(a) and Exhibit A hereof.

Item 8. Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10. Certifications.

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2013

INVESTMENT AB KINNEVIK (PUBL)

By:	/s/ Mia Brunell Livfors Name: Mia Brunell Livfors Title: President and Chief Executive Officer

By:	/s/ Mikael Larsson Name: Mikael Larsson Title: Chief Financial Officer

Exhibit A

Name: Emesco AB

Organization: Limited liability company (Swedish: “Aktiebolag”)

Jurisdiction of incorporation: Sweden

Address: Skeppsbron 18, P.O. Box 2094 , SE-103 13 Stockholm, Sweden